EXECUTED ORIGINAL

02047307

PE 7-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

Pro-Market Global Plc
(Translation of registrant's name into English)

66 Lincoln's Inn Fields, London WC2A 3LH, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

This Report on Form 6-K has been filed to file the attached documents, which have been forwarded to shareholders:

(a) Notice of Annual General Meeting dated July 24, 2002 (Exh. 99-1)

(b) Form of Proxy (Exh. 99-2)

(c) Annual Report (Exh. 99-3)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this 6-K report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pro-Market Global Plc
(Registrant)

Date July 24, 2002

By ______________________

Name JACK PRYDE

Its Chairman

INDEX TO EXHIBITS

No. 04037370

PRO-MARKET GLOBAL PLC

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the above-named company ("the Company") will be held at 66 Lincoln's Inn Fields, London WC2A 3LH at 10.30 am on Tuesday 20th August 2002 to transact for the following purposes:

		Resolution on form of proxy
1.	To receive the report of the directors and the audited accounts for the period ended 31st December 2001	Resolution No 1
2.	To re-elect Norman Lott as a director of the Company (having been appointed as an additional director)	Resolution No 2
3	To re-elect Trevor Pun as a director of the Company (having been appointed as an additional director)	Resolution No 3
4.	To re-elect Michael Brillhart, who retires by rotation, as a director of the Company	Resolution No 4
5.	To reappoint MRI Moores Rowland as auditors and to authorise the directors to determine their remuneration	Resolution No 5

By order of the Board

....
Secretary

24th July 2002

Registered Office:
66 Lincoln's Inn Fields
London WC2A 3LH

Notes:

1. Any person being a member of the Company shall be entitled to appoint a proxy to attend and on a poll vote at the above-mentioned Annual General Meeting in his place. A form of proxy is enclosed.

2. Only shareholders, proxies and authorised representatives of corporations that are shareholders are entitled to attend the meeting.

3. In the case of joint holders the signature of one holder on the form of proxy will be accepted by the vote of the senior who tenders a vote whether in person or by proxy to the exclusion of the votes of any joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of the members in respect of such joint holdings.

4. In the case of a corporation the form of proxy must be executed under its common seal or signed on its behalf by a duly authorised attorney or duly authorised officer of the corporation.

5. A form of proxy is enclosed. To be effective the form of proxy, together with any power of attorney or other authority under which it is executed or a copy thereof certified notarially or in accordance with the Power of Attorney Act 1971 or as the Directors shall accept must be sent to the Company Secretary, Pro-Market Global plc, 66 Lincoln's Inn Fields, London WC2A 3LH so as to arrive no later than 48 hours before the start of the meeting.

6. Any alteration made to the form of proxy should be initialled.

7. The Company, pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, specifies that only those members registered in the register of members of the Company as of 5.00pm on Monday 22 July 2002 shall be entitled to attend and vote at this meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after that time shall be disregarded in determining the right of any person to attend or vote at this meeting.

8. The register of Directors' share interests will be available for inspection at the meeting convened by this notice.

No. 04037370

PRO-MARKET GLOBAL PLC

FORM OF PROXY

I/We*, of, , being a member/members* of the above named company ("the Company") hereby appoint the Chairman of the meeting or (see Note 1 below) of , or failing him, of as my/our* proxy to vote in my/our name[s] and on my/our* behalf at the Annual General Meeting of the Company to be held at 66 Lincoln's Inn Fields, London WC2A 3LH at 10.30 am on Tuesday 20th August 2002 or adjournment thereof.

This form is to be used in respect of the resolutions mentioned below as follows:

1.	That the report of the directors of the Company and the audited Accounts for the period ended 31 December 2001 be received and adopted.	For/Against*
2.	That Mr Norman Lott, who retires as a director (having been appointed as an additional director) be re-elected as a director of the Company.	For/Against*
3.	That Mr Trevor Pun, who retires as a director (having been appointed as an additional director) be re-elected as a director of the Company.	For/Against*
4.	That Mr Michael Brillhart, who retires as a director by rotation, be re-elected as a Director of the Company.	For/Against*
5.	That MRI Moores Rowland be appointed as auditors to the Company until the conclusion of the next Annual General Meeting and that the directors be authorised to fix their Remuneration.	For/Against*

Signed on 2002

Signature ....

Name ....

Capacity if signing on behalf of a member ....

Notes:

1. If it is desired to appoint a person other than the Chairman as proxy the words "the Chairman of the meeting" should be deleted and the name of the proxy inserted.

2. This form should be signed and dated.

3. To be effective the form of proxy, together with any power of attorney or other authority under which it is executed or a copy thereof certified notarially or in accordance with the Power of Attorney Act 1971 or as the Directors shall accept must be sent to the Company Secretary, Pro-Market Global Plc, 66 Lincoln's Inn Fields, London WC2A 3LH so as to arrive no later than 48 hours before the start of meeting.

4. Any alteration made to the form of proxy should be initialled.

5. Completion of the form of proxy will not affect the right of a member to attend and vote at the meeting.

Company Registration No. 04037370 (England and Wales)

PRO-MARKET GLOBAL PLC

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2001

COMPANY INFORMATION

Directors	M E Brillhart	(Appointed 20 July 2000)
	N Lott	(Appointed 29 March 2001)
	J Pryde	(Appointed 20 July 2000)
	C S T Pun	(Appointed 29 March 2001)
Secretary	N Lott	
Company number	04037370	
Registered office	15 Bloomsbury Square London WC1A 2LP	
Auditors	MRI Moores Rowland Mitre House 177 Regent Street London W1B 4BB	

PRO-MARKET GLOBAL PLC

CONTENTS

PRO-MARKET GLOBAL PLC

DIRECTORS' REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2001

The directors present their report and financial statements for the period ended 31 December 2001.

Principal activities and review of the business
The principal activity of the company during the period was that of a holding company.

The Company was incorporated on 20 July 2000 and on 8 August 2000, acquired a 100% interest in the shares of a trading company in Hong Kong, Pro-Market Global (Hong Kong) Limited.

During the period, control over the affairs of Pro-Market Global (Hong Kong) Limited passed to the courts following the filing of a winding up petition by a supplier.

The directors are currently involved in negotiations to determine the future operations of the Company.

Results and dividends
The results for the period are set out on page 4.

Directors
The following directors have held office during the period ended 31 December 2001:

M E Brillhart	(Appointed 20 July 2000)
D J Dwyer	(Appointed 20 July 2000 and resigned 20 July 2000)
J T Y Tong	(Appointed 20 July 2000 and resigned 21 February 2002)
K L Law	(Appointed 20 July 2000 and resigned 29 March 2001)
N Lott	(Appointed 29 March 2001)
J Pryde	(Appointed 20 July 2000)
C S T Pun	(Appointed 29 March 2001)

Directors' interests
The directors' interests in the shares of the company were as stated below:

	Ordinary of 1p each	
	31 December 2001	**20 July 2000**
M E Brillhart	8,539,182	-
J T Y Tong	44,723,845	-
N Lott	-	-
J Pryde	125,000	-
C S T Pun	-	-

On 7 September 2000 J Pryde was granted share options in respect 240,000 ordinary shares at an excercise price of £0.25. The options are excerciseable from 7 September 2003 and expire on 7 September 2010.

Auditors
MRI Moores Rowland were appointed auditors to the company and in accordance with section 385 of the Companies Act 1985, a resolution proposing that they be re-appointed will be put to the Annual General Meeting.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

On behalf of the board

N Lott
Director
12 July 2002

PRO-MARKET GLOBAL PLC

INDEPENDENT AUDITORS' REPORT
TO THE SHAREHOLDERS OF PRO-MARKET GLOBAL PLC

We have audited the financial statements of Pro-Market Global Plc on pages 4 to 12 for the period ended 31 December 2001. These financial statements have been prepared under the historical cost convention and the accounting policies set out therein.

Respective responsibilities of the directors and auditors

As described in the statement of directors' responsibilities on page 2 the company's directors are responsible for the preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company is not disclosed.

We read other information contained in the Annual Report, and consider whether it is consistent with the audited financial statements. The other information comprises only the directors' report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at 31 December 2001 and of its loss for the period then ended and have been properly prepared in accordance with the Companies Act 1985.

MRI Moores Rowland

22 July 2002

Chartered Accountants
Registered Auditor

Mitre House
177 Regent Street
London
W1B 4BB

PRO-MARKET GLOBAL PLC

PROFIT AND LOSS ACCOUNT
FOR THE PERIOD ENDED 31 DECEMBER 2001

	Notes	Period ended 31 December 2001 £
Administrative expenses		(311,211)
Operating loss	2	(311,211)
Exceptional item	2	(3,311,335)
Loss on ordinary activities before interest		(3,622,546)
Other interest receivable and similar income		383
Interest payable and similar charges	3	(85,037)
Loss on ordinary activities before taxation		(3,707,200)
Tax on loss on ordinary activities	4	-
Loss on ordinary activities after taxation	10	(3,707,200)

The profit and loss account has been prepared on the basis that all operations are continuing operations.

There are no recognised gains and losses other than those passing through the profit and loss account.

PRO-MARKET GLOBAL PLC

BALANCE SHEET
AS AT 31 DECEMBER 2001

	Notes	2001 £	£
Fixed assets			
Investments	5		2
Current assets			
Debtors	6	1,296	
Cash at bank and in hand		700	
		1,996	
Creditors: amounts falling due within one year	7	(225,243)	
Net current liabilities			(223,247)
Total assets less current liabilities			(223,245)
Creditors: amounts falling due after more than one year	8		(1,330,472)
			(1,553,717)
Capital and reserves			
Called up share capital	9		800,022
Share premium account	10		1,353,461
Profit and loss account	10		(3,707,200)
Shareholders' funds - equity interests	11		(1,553,717)

The financial statements were approved by the Board on 12 July 2002

N Lott
Director

PRO-MARKET GLOBAL PLC

CASH FLOW STATEMENT
FOR THE PERIOD ENDED 31 DECEMBER 2001

		Period ended 31 December 2001 £
Net cash outflow from operating activities		(2,783,638)
Returns on investments and servicing of finance		
Interest received	383	
Net cash inflow for returns on investments and servicing of finance		383
Net cash outflow before management of liquid resources and financing		(2,783,255)
Financing		
Issue of ordinary share capital	100,022	
Premium on shares issued	1,900,412	
Cost of share issue	(546,951)	
Convertable loan note	1,330,472	
Net cash inflow from financing		2,783,955
Increase in cash in the period		700

PRO-MARKET GLOBAL PLC

NOTES TO THE CASH FLOW STATEMENT
FOR THE PERIOD ENDED 31 DECEMBER 2001

1 Reconciliation of operating loss to net cash outflow from operating activities

	2001
	£
Operating loss	(311,211)
Increase in debtors	(1,296)
Increase in creditors within one year	140,204
Net movement in inter company debt	(2,611,335)
Net cash outflow from operating activities	(2,783,638)

2 Analysis of net debt

	20 July 2000	Cash flow	Other non-cash changes	31 December 2001
	£	£	£	£
Net cash:				
Cash at bank and in hand	-	700	-	700
Debt:				
Debts falling due after one year	-	(1,330,472)	-	(1,330,472)
Net debt	-	(1,329,772)	-	(1,329,772)

3 Reconciliation of net cash flow to movement in net debt

	2001
	£
Increase in cash in the period	700
Cash inflow from increase in debt	(1,330,472)
Movement in net debt in the period	(1,329,772)
Opening net debt	-
Closing net debt	(1,329,772)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2001

1 **Accounting policies**

1.1 **Accounting convention**

The financial statements are prepared under the historical cost convention.

The financial statements have been prepared on the going concern basis. This is on the grounds of the current negotiations being undertaken by the directors to secure the future operations of the Company and the support of the Company's principal creditor which has indicated that it will not require repayment of the convertible loan note within 12 months or until such time as the company is in a position to make repayment.

1.2 **Investments**

Fixed asset investments are stated at cost less provision for diminution in value.

1.3 **Deferred taxation**

Deferred taxation is provided at appropriate rates on all timing differences using the liability method only to the extent that, in the opinion of the directors, there is a reasonable probability that a liability or asset will crystallise in the foreseeable future.

1.4 **Foreign currency translation**

Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to profit and loss account.

2 **Operating loss**	**2001**
	£
Operating loss is stated after charging:	
Loss on foreign exchange transactions	252
Auditors' remuneration	4,500

As a result of a winding up petition served by a creditor of Pro-Market Global (Hong Kong) Limited, the Company's principal trading subsidiary, full provision has been made against the investment in this company in the amount of £700,000. Furthermore, provision of £2,611,335 has been made against the debt due from this company. The total amount provided is £3,311,335 and this has been included in the accounts as an exceptional item.

3 **Interest payable**	**2001**
	£
On convertible loan note	85,037

4 **Taxation**

On the basis of these financial statements no provision has been made for corporation tax.

5 Fixed asset investments

	Shares in subsidiary undertakings £
Cost	
At 20 July 2000	-
Additions	700,002
At 31 December 2001	700,002
Provisions for diminution in value	
At 20 July 2000	-
Charge for the period	700,000
At 31 December 2001	700,000
Net book value	
At 31 December 2001	2

Holdings of more than 20%
The company holds more than 20% of the share capital of the following companies:

Company	Place of registration or incorporation	Shares held Class	%
Subsidiary undertakings			
Pro-Market Global (Europe) Limited	England and Wales	Ordinary	100
Pro-Market Global (Ventures) Limited	Hong Kong	Ordinary	100

The aggregate amount of capital and reserves and the results of these undertakings for the last relevant financial year were as follows:

	Capital and reserves	Profit for the year
Pro-Market Global (Europe) Limited	1	-
Pro-Market Global (Ventures) Limited	1	-

As a result of the winding up petition served by a creditor of Pro-Market Global (Hong Kong) Limited the company have made full provision for the investment in this company in the amount of £700,000.

6 Debtors

	2001 £
Other debtors	1,296

7 Creditors: amounts falling due within one year

	2001
	£
Trade creditors	129,380
Other creditors	2
Accruals and deferred income	95,861
	225,243

The Company owed professional advisors £139,746 at 31st December 2001 and has since agreed terms for settling this amount in the sum of £49,380. The Company has also agreed to settle an outstanding bank guarantee with HSBC of £426,426 for £80,000. These arrangements will be settled conditionally upon the Company agreeing a restructuring of the group and have been included in these accounts within Trade Creditors.

8 Creditors: amounts falling due after more than one year

	2001
	£
Convertible loan note	1,330,472

Analysis of loans	
Wholly repayable within five years	1,330,472
	1,330,472

Loan maturity analysis	
In more than two years but not more than five years	1,330,472

9 Share capital

	2001
	£
Authorised	
10,000,000,000 Ordinary of 1p each	100,000,000
Allotted, called up and fully paid	
80,002,170 Ordinary of 1p each	800,022

The company was incorporated on 20 July 2000 with an authorised share capital of £50,000 divided into 50,000 shares of £1 each, of which 2 shares were issued and fully paid on incorporation.

On 14 August 2000 the authorised share capital was increased to £1,000,000 by the creation of an additional 950,000 shares of £1 each. On the same day each of the Company's issued and unissued shares were subdivided into 100,000,000 shares of £0.01 each.

On 14 August 2000 the company acquired all of the share capital of Pro-Market Global (Hong Kong) Limited for consideration of an issue of 69,999,800 shares at par value of £0.01 each credited as fully paid.

On 18 October 2000 the company commenced trading on OFEX with an issue of 10,002,170 shares at a price of £0.20 per share, hence the creation of the share premium reserve in the amount of £1,900,412.

10 Statement of movements on reserves

	Share premium account	Profit and loss account
	£	£
Retained loss for the period	-	(3,707,200)
Premium on shares issued during the period	1,900,412	-
Share premium - other movements (Note 11)	(546,951)	-
Balance at 31 December 2001	1,353,461	(3,707,200)

11 Reconciliation of movements in shareholders' funds

	2001
	£
Loss for the financial period	(3,707,200)
Proceeds from issue of shares	2,700,434
Cost of share issue written off to share premium account	(546,951)
Net depletion in shareholders' funds	(1,553,717)
Opening shareholders' funds	-
Closing shareholders' funds	(1,553,717)

12 Directors' emoluments

	2001
	£
Emoluments for qualifying services	36,139

13 Employees

Number of employees
There were no employees during the period apart from the directors.

Employment costs

	2001
	£
Wages and salaries	36,139
Social security costs	1,820
	37,959